GLOBAL INNOVATIVE PLATFORMS INC.

149 James Place

Maitland, Florida 32751

321-230-3739

May 12, 2025

Via Edgar

Mr. Robert Augustin

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Innovative Platforms Inc.
Amendment No. 3 to Offering Circular on Form 1-A
Filed April 30, 2025
File No. 024-12570

Dear Mr. Augustin:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated May 8, 2025 (the “Comment Letter”) relating to the Amendment No. 2 to the Offering Circular on Form 1-A filed April 30, 2025 (the “Offering Circular”) of Global Innovate Platforms Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety followed by the corresponding responses from the Company.

Amendment No. 2 to Offering Circular on Form 1-A

Intellectual Property, page 37

1.	We note your disclosure on page 37 that “[a]ll patents are 20-year utility patents that were awarded in the year indicated...” We also note your disclosure that various patents were issued during the years 1999 through 2004, thus having expired. Please revise to clarify which patents have expired in your table on page 37 or remove them from the table. If material, please revise to disclose what effect you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect, or advise. Additionally, to the extent your disclosure regarding your proprietary technologies was based on these expired patents please revise such disclosure. Finally, please add risk factor disclosure concerning your reliance on the Defiant Technologies Inc. License Agreement and May 8, 2025 Page 2 any risks associated with your patent portfolio and any technology that is not patented.

Response

In response to the Staff’s comment, we have revised the Offering Circular to indicate which patents are expired. Please note that there is no material impact due to the content underlying those patents having become obsolete. Regardless, we have also revised to include revised risk factors concerning our reliance on the Defiant Technologies Inc. License Agreement and any risks associated with your patent portfolio and any technology that is not patented.  Defiant Technologies (the licensor) decided not to apply for new patents because they preferred not to disclose the new technology that replaced the expired patents.   The revised disclosure can be found on pages 7 and 37 of the amended Offering Circular.

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Please do not hesitate to contact company counsel, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

/s/Andrew Brown

Andrew Brown, CEO

cc:	Stephen M. Fleming, Esq.